UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Resource Innovation Office REIT, Inc.

(Name of Subject Company (Issuer))

Resource Innovation Office REIT, Inc.

(Names of Filing Persons (Offeror and Issuer))

Class A Common Stock, par value $0.01 per share	76124C104
Class T Common Stock, par value $0.01 per share	76124C203
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Alan F. Feldman

Chief Executive Officer

Resource Innovation Office REIT, Inc.

1845 Walnut Street, 18th Floor

Philadelphia, Pennsylvania 19103

(215) 231-7050

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPIES TO:

Rosemarie A. Thurston

Jason W. Goode

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

(404) 881-7000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
N/A	N/A

*	No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☐  Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Resource Innovation Office REIT, Inc. (the “Company”), for all of the outstanding Class A and Class T shares of the Company’s common stock (collectively, the “Shares”). On April 21, 2017, the Company filed Supplement No. 11 dated April 21, 2017 to the Company’s prospectus dated April 15, 2016, mailed a letter to the Company’s stockholders and distributed a letter to broker-dealers participating in the Company’s continuous public offering (the “Offering”), each of which is attached as an exhibit hereto and is incorporated by reference herein, regarding the suspension of the Offering and the Company’s intention to commence a tender offer.

IMPORTANT INFORMATION

The Offer described herein has not yet commenced. This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of the Company’s Class A or Class T common stock, or any other securities. The Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials the Company intends to distribute to its stockholders and file with the Securities and Exchange Commission (the “SEC”). The full details of the Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders promptly following commencement of the tender offer. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. If and when filed, the offer to purchase, the letter of transmittal and other related materials will be available free of charge at the website maintained by the SEC at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from the Company if and when the materials become available.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Resource Innovation Office REIT, Inc. Letter to Stockholders dated April 21, 2017

99.2	Resource Innovation Office REIT, Inc. Letter to Participating Broker-Dealers dated April 21, 2017

99.3	Supplement No. 11 dated April 21, 2017 to the prospectus of Resource Innovation Office REIT, Inc. dated April 15, 2016